CHANTICLEER HOLDINGS, INC.

7621 Little Avenue, Suite 414

Charlotte, NC 28226

(704) 366-5122

April 12, 2017

VIA EDGAR CORRESPONDENCE

Justin Dobbie, Legal Branch Chief

Sonia Bednarowski

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2017
File No. 001-35570

Dear Mr. Dobbie and Ms. Bednarowski:

This letter responds to the staff’s comment letter dated April 10, 2017. The comments of the staff are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment. The Company is submitting concurrently, via EDGAR, our Revised Preliminary Proxy Statement on Schedule 14A incorporating required changes.

General

1. We note that the order and numbering of the proposals in the letter to stockholders does not correspond to the table of contents or to the disclosure in your preliminary proxy statement. For example, in the letter to stockholders, the second proposal addresses a vote regarding a reverse stock split, and, on page 19 of the preliminary proxy statement, “Proposal 2” addresses an advisory vote regarding the compensation of your named executive officers. Please revise so that the order and numbering of the proposals is consistent throughout.

We have revised so that the number of the proposals is consistent throughout.

2. Please include a copy of the preliminary proxy card with your next amendment.

We have included a copy of the preliminary proxy card with our amendment.

Proposal 2: Approval of a Possible 1-For-2 Reverse Split, page 14

3. Please revise the heading of the second proposal in your preliminary proxy statement on page 14 so that it reflects the exchange ratio ranging from one-for-two to one-for-ten.

We have revised the heading of the second proposal in our preliminary proxy statement on page 14 so that it reflects the exchange ratio ranging from one-for-two to one-for-ten.

4. Please revise to quantify the number of unissued authorized shares as a result of the reverse stock split under the one-for-two and one-for-ten scenarios.

We have revised to quantify the number of unissued authorized shares as a result of the reverse stock split under the one-for-two and one-for-ten scenarios.

We appreciate the staff’s guidance and assistance in this matter.

Very truly yours,

CHANTICLEER HOLDINGS, INC.,

a Delaware corporation

/s/ Michael D. Pruitt
By: Michael D. Pruitt
Its: Chief Executive Officer and Chairman

cc: Ruba Qashu, Libertas Law Group, Inc.